SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CareDx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 14167L103	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,397,508**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,397,508**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,508**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 14167L103	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,397,508**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,397,508**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,508**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 14167L103	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,397,508**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,397,508**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,508**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 14167L103	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,178,931**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,178,931**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,931**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust (the “Long/Short Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), and James D. Dondero (collectively, the “Reporting Persons”).

Brad Ross is the President of Strand XVI. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Long/Short Fund.    This Schedule 13G relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of CareDx, Inc., a Delaware corporation (the “Issuer”), held by (i) the Long/Short Fund and (ii) certain other private funds and managed accounts ultimately advised by James D. Dondero (together with the Long/Short Fund, the “Funds”).

Item 1(a)	Name of Issuer.

CareDx, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3260 Bayshore Boulevard

Brisbane, California 94005

Item 2(a)	Name of Person Filing.

(1) Highland Long/Short Healthcare Fund

(2) Highland Capital Management Fund Advisors, L.P.

(3) Strand Advisors XVI, Inc.

(4) James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1) Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust.

(2) Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(3) Strand Advisors XVI, Inc. is a Delaware corporation.

(4) James D. Dondero is a United States citizen

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.

14167L103

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.53d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.53d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.53d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.53d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Long/Short Fund may be deemed the beneficial owner of 1,397,508 shares of Common Stock that it holds directly. This amount consists of (i) 1,084,227 shares of Common Stock and (ii) 313,281 shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants. Highland Fund Advisors, as the investment advisor to the Long/Short Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 1,397,508 shares of Common Stock held by the Long/Short Fund.

Mr. Dondero may be deemed the beneficial owner of the 2,178,931 shares of Common Stock held by the Funds. This amount consists of (i) 1,615,024 shares of Common Stock and (ii) 563,907 shares of Common Stock receivable by the Funds upon exercise of presently held warrants.

(b)	The Long/Short Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 6.5% of the outstanding shares of Common Stock held by the Long/Short Fund. This percentage was determined by dividing 1,397,508, the number of shares of Common Stock held directly by the Long/Short Fund, by the sum of (i) 21,277,644, which is the number of shares of Common Stock outstanding as of November 10, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 22, 2016, and (ii) 313,281, the number of shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants.

Mr. Dondero may be deemed the beneficial owner of 9.9% of the outstanding Common Stock held by the Funds. This percentage was determined by dividing 2,178,931, the number of shares of Common Stock held directly by the Funds, by the sum of (i) 21,277,644, which is the number of shares of Common Stock outstanding as of November 10, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 22, 2016, and (ii) 563,907, the number of shares of Common Stock receivable by the Funds upon exercise of presently held warrants.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 1,397,508 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 1,397,508 shares of Common Stock held by the Long/Short Fund.

Mr. Dondero has the the shared power to vote and dispose of the 2,178,931 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 10, 2017, by and among the Long/Short Fund, Highland Fund Advisors, Strand XVI and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

HIGHLAND FUNDS I, on behalf of its series Highland Long/Short Healthcare Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

/s/ James D. Dondero
James D. Dondero